

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2023

Julie Zeiler
Chief Financial Officer
IRobot Corporation
8 Crosby Drive
Bedford , MA 01730

  Re: IRobot Corporation
    Form 10-K for the fiscal year ended December 31, 2022
    Filed February 14, 2023
    File No. 001-36414

Dear Julie Zeiler:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing